TASEKO MINES LIMITED
Management’s Discussion and Analysis

This management discussion and analysis ("MD&A") is intended to help the reader understand Taseko Mines Limited (“Taseko”, “we”, “our” or the “Company”), our operations, financial performance, and current and future business environment. This MD&A is intended to supplement and complement the condensed consolidated interim financial statements and notes thereto, prepared in accordance with IAS 34 of IFRS for the three and six months ended June 30, 2016 (the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this MD&A and the Company’s other public filings, which are available on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

This MD&A is prepared as of July 26, 2016. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in the Company’s other public filings with the SEC and Canadian provincial securities regulatory authorities.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

TASEKO MINES LIMITED
Management’s Discussion and Analysis

OVERVIEW

Taseko Mines Limited (“Taseko” or “Company”) is a mining company that seeks to create shareholder value by acquiring, developing, and operating large tonnage mineral deposits which, under conservative forward metal price assumptions, are potentially capable of supporting a mine for ten years or longer. The Company’s sole operating asset is the 75% owned Gibraltar Mine, a large copper mine located in central British Columbia. The Gibraltar Mine has undergone a major expansion in recent years and is now one of the largest copper mines in North America. Taseko also owns several advanced-stage mineral development projects including the New Prosperity gold-copper, Aley niobium, Florence copper and Harmony gold projects.

HIGHLIGHTS

Financial Data	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands, except for per share amounts)	2016	2015	Change	2016	2015	Change
Revenues	55,090	92,754	(37,664)	113,273	147,819	(34,546)
Earnings (loss) from mining operations before depletion and amortization*	(3,164)	26,267	(29,431)	(3,468)	28,596	(32,064)
Earnings (loss) from mining operations	(17,302)	14,010	(31,312)	(31,116)	6,031	(37,147)
Net income (loss)	(19,384)	4,017	(23,401)	(20,899)	(21,189)	290
Per share - basic (“EPS”)	(0.09)	0.02	(0.11)	(0.09)	(0.10)	0.01
Adjusted net earnings (loss)*	(19,758)	1,601	(21,359)	(37,841)	(833)	(37,008)
Per share - basic (“adjusted EPS”)*	(0.09)	0.01	(0.10)	(0.17)	-	(0.17)
EBITDA*	(7,858)	25,959	(33,817)	3,144	13,963	(10,819)
Adjusted EBITDA*	(7,642)	23,402	(31,044)	(12,134)	34,626	(46,760)
Cash flows provided by (used for) operations	(4,211)	35,212	(39,423)	(8,317)	32,482	(40,799)

Operating Data (Gibraltar - 100% basis)	Three months ended June 30,			Six months ended June 30,
	2016	2015	Change	2016	2015	Change
Tons mined (millions)	26.2	24.0	2.2	47.7	45.0	2.7
Tons milled (millions)	7.2	8.0	(0.8)	14.7	15.8	(1.1)
Production (million pounds Cu)	30.6	39.8	(9.2)	59.5	68.2	(8.7)
Sales (million pounds Cu)	30.3	42.2	(11.9)	60.8	67.7	(6.9)

*Non-GAAP performance measure. See page 19 of this MD&A.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

HIGHLIGHTS - CONTINUED

Second Quarter Highlights

•	Second quarter loss from mining operations before depletion and amortization* was $3.2 million;

•	Site operating costs, net of by-product credits* were US$1.74 per pound produced and total operating costs (C1)* were US$2.07 per pound produced;

•	Site operating cost per ton milled* was CAD$9.67, slightly higher than the first quarter of 2016 result of CAD$9.59;

•	Copper production at Gibraltar was 30.6 million pounds (100% basis);

•

In the second quarter, the Company drew additional loan proceeds of $47 million (US$36.8 million) under a Senior Secured Credit Facility with an affiliate of RK Mine Finance (“Red Kite”). The US$70 million facility was signed in January 2016 and has now been fully drawn down;

•	The Company ended the second quarter with a cash balance of $89 million; and

•	On April 14, 2016, the Arizona Department of Environmental Quality announced its intention to issue a significant amendment to a Temporary Aquifer Protection Permit for the Florence Copper Project;

Subsequent Events

•	The Company has acquired copper put options for a total of 10 million pounds with maturities in the third quarter of 2016 at a strike price of US$2.20 per pound; and

•	On July 20, 2016, Taseko announced that the British Columbia Environmental Assessment Office is proceeding with Taseko’s request to amend the environmental assessment certificate for its New Prosperity Project.

*Non-GAAP performance measure. See page 19 of this MD&A

TASEKO MINES LIMITED
Management’s Discussion and Analysis

REVIEW OF OPERATIONS

Gibraltar mine (75% Owned)

Operating Data (100% basis)	Q2 2016	Q1 2016	Q4 2015	Q3 2015	Q2 2015

Tons mined (millions)	26.2	21.5	21.3	27.4	24.0

Tons milled (millions)	7.2	7.5	7.3	7.5	8.0

Strip ratio	2.4	1.7	2.4	2.3	2.5

Site operating cost per ton milled (CAD$)	$9.67	$9.59	$9.41	$10.36	$9.89

Copper concentrate

Grade (%)	0.252	0.228	0.269	0.308	0.285
Recovery (%)	84.1	84.4	84.9	87.4	85.6
Production (million pounds Cu)	30.6	28.8	33.1	40.5	39.2
Sales (million pounds Cu)	30.3	30.5	33.7	40.5	41.8
Inventory (million pounds Cu)	2.1	1.9	3.4	3.9	3.8

Copper cathode

Production (million pounds)	-	-	-	0.4	0.6
Sales (million pounds)	-	-	-	0.6	0.4

Molybdenum concentrate

Production (thousand pounds Mo)	-	-	-	85	474
Sales (thousand pounds Mo)	-	-	-	233	391

Per unit data (US$ per pound produced)*

Site operating costs*	$1.77	$1.81	$1.55	$1.45	$1.63
By-product credits*	(0.03)	(0.03)	(0.03)	(0.03)	(0.09)
Site operating, net of by-product credits*	$1.74	$1.78	$1.52	$1.42	$1.54
Off-property costs	0.33	0.33	0.33	0.34	0.43
Total operating costs (C1)*	$2.07	$2.11	$1.85	$1.76	$1.97

*Non-GAAP performance measure. See page 19 of this MD&A

TASEKO MINES LIMITED
Management’s Discussion and Analysis

OPERATIONS ANALYSIS

Second quarter results

During the second quarter of 2016, Gibraltar milled 7.2 million tons of ore averaging 79,400 tons per day or 93% of design capacity. Gibraltar mined 26.2 million tons during the quarter, resulting in a strip ratio of 2.4 which is above the life of mine average. Backfilling of a mined out section of the Granite Pit commenced in mid-March and resulted in highly productive short waste hauls. A decision was made to take advantage of the higher productivities and mine additional waste tons this quarter instead of idling equipment and reducing spending. The higher stripping rates will provide access to higher grade ore earlier than originally planned.

Copper production in the second quarter of 2016 was 30.6 million pounds, higher than the first quarter of 2016 as a result of the expected increase in copper head grade which was partially offset by lower mill throughput and recoveries. The molybdenum circuit has remained idled since the third quarter of 2015 due to the low market price for molybdenum.

Site operating cost per ton milled* was CAD$9.67 in the second quarter of 2016 which is in line with the previous two quarters. Cost control initiatives which were implemented during 2015, including mine plan modifications to reduce waste stripping requirements, workforce reductions and vendor initiatives have continued to benefit operating costs in 2016.

Site operating costs per pound produced* decreased to US$1.74 in the second quarter of 2016 from US$1.78 in the first quarter of 2016 primarily as a result of increased copper production.

New long-term contracts for ocean freight and treatment and refining costs contributed to reduced off-property costs of US$0.33 per pound produced, down significantly from US$0.43 per pound in the second quarter of 2015. The Company’s off-property costs are driven by sales volumes rather than production and sales volumes were lower than production volumes in the second quarter of 2016.

Total operating costs (C1) per pound* decreased to US$2.07 from US$2.11 in the first quarter of 2016 as a result of increased copper production.

On April 11, 2016, the Company announced that it had signed a five-year cost deferral agreement with BC Hydro for up to 75% of the power consumed at the Gibraltar mine. The cost deferral program was effective March 1, 2016. Gibraltar deferred electricity payments of $4.8 million under this program in the second quarter, which is equivalent to US$0.16 per pound of copper produced.

GIBRALTAR OUTLOOK

Gibraltar’s copper production for the year is expected to be in the range of 130 to 140 million pounds. Average head grade is expected to be 0.24% and 0.30% for the third and fourth quarters, respectively, and the higher head grades are expected to continue into 2017.

Management is currently reviewing options to re-start the molybdenum circuit at Gibraltar, in light of the recent increase in molybdenum prices.

*Non-GAAP performance measure. See page 19 of this MD&A

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Overall, Gibraltar has achieved a stable level of operations consistent with the updated reserve model published in 2015 and the Company continues to focus on further improvements to operating practices to reduce unit costs. The ability to short haul waste is expected to continue into the third quarter, which will improve haul truck productivities and the overall productivity of the mine. Additionally we do not anticipate any major capital spending before the end of the year.

The Canadian dollar is expected to remain at a substantial discount to the US dollar, and a weak Canadian dollar would contribute to improved operating margins at Gibraltar as approximately 80% of mine operating costs are paid in Canadian dollars.

REVIEW OF PROJECTS

Taseko’s strategy has been to grow the Company by leveraging cash flow from the Gibraltar Mine to assemble and develop a pipeline of projects. We continue to believe this will generate the best, long-term returns for shareholders. Our development projects are located in British Columbia and Arizona and represent a diverse range of metals, including gold, copper and niobium. In light of current market conditions, the Company has taken a prudent approach and minimized spending on development projects. Total expenditures on projects in the second quarter of 2016 consisted of $1.2 million at the Florence Copper project, $0.1 million on the Aley Project, and $0.6 million on New Prosperity.

Florence Copper Project

The Florence Copper project is currently in the final stages of permitting for the Production Test Facility (“PTF”). The PTF will include a well field comprised of thirteen (four injection and nine recovery) commercial scale production wells and numerous monitoring, observation and point of compliance wells, and also an integrated demonstration scale solvent extraction and electrowinning plant.

The Company is continuing to work with the Arizona Department of Environmental Quality (“ADEQ”) in connection with the amendment to the Temporary Aquifer Protection Permit (“APP”), and with the U.S. Environmental Protection Agency in connection with the Underground Injection Control permit. These are the two permits required for construction and operation of the PTF. On April 14, 2016, the ADEQ announced its intention to issue the significant amendment to the APP. This decision confirms the ADEQ has completed its substantive review and is satisfied with the conditions under which the PTF can operate once the final permit is issued. The decision by the ADEQ to move the permit amendment forward into the 30-day public comment period and the subsequent completion of the public comment period in May 2016 marks an important milestone for the Company. The timing of both these final permits is somewhat uncertain; however, the Company’s expectation is that they could be in hand in the second half of 2016.

New Prosperity Project

On February 12, 2016, Taseko announced that it had filed a civil claim in the BC Supreme Court against the Canadian federal government. The claim seeks damages in relation to the February 25, 2014 decision concerning the New Prosperity Project in that the Government of Canada and its agents failed to meet the legal duties that were owed to Taseko and that in doing so they caused and continue to cause damages, expenses and loss to Taseko.

On July 20, 2016, Taseko announced that the British Columbia Environmental Assessment Office is proceeding with Taseko’s request to amend the environmental assessment certificate for its New Prosperity Project. In addition to this undertaking, Taseko will be filing a Notice of Work (“NOW”) with the Ministry of Energy & Mines which will allow the Company to gather information to advance mine permitting under the British Columbia Mines Act. Taseko looks forward to working with the six local Tsilhqot’in First Nation bands as represented by the Tsilhqot’in National Government on the consultative and substantive aspects of the NOW as per the terms in the 2012 settlement agreement.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

SPECIAL SHAREHOLDER MEETING AND ANNUAL GENERAL MEETING

On January 13, 2016, the Company received a shareholder meeting requisition notice (the “Requisition”) from Raging River Capital LP (“Raging River”), a newly created entity that had acquired Taseko shares and bonds in late December 2015 and early January 2016. The Requisition demanded the convening of a meeting of shareholders to vote on a special resolution to remove three incumbent Taseko directors and replace them with four Raging River nominees, while also increasing the number of Taseko directors to nine from eight. The special resolution would require approval by a 2/3 majority of votes represented. Alternatively, if the special resolution was not passed, Raging River would ask shareholders to pass an ordinary resolution (50%+1 of votes represented) to set the number of Taseko directors at 12 and elect four Raging River nominees.

Taseko set a date for the Special Meeting of May 10, 2016. On March 31, 2016, Taseko filed a letter to shareholders and Management Information Circular for the Special Meeting. These materials are available at the SEDAR website (www.sedar.com) and describe the main reasons for shareholders to vote against all recommendations of the dissident shareholder and bondholder. The Special Meeting was cancelled after Raging River publicly withdrew its meeting requisition on May 6, 2016 citing inadequate shareholder support.

As at June 30, 2016, the Company has incurred total costs of $4.8 million on legal and other advisory costs associated with the special shareholder meeting, the proxy contest and related litigation.

The Company’s Annual General Meeting was held on July 12, 2016 and shareholders voted in favour of all items of business before the meeting, including the election of all director nominees.

MARKET REVIEW

Prices (USD per pound for Commodities) (Source: Bloomberg)

A key factor that impacted copper prices in 2015 and into 2016 was the economic slowdown in China resulting in lower copper demand growth. This slowdown has impacted the demand for commodities.

The average price of London Metals Exchange (“LME”) copper was US$2.15 per pound in the second quarter of 2016, which was slightly lower than the prior quarter and about 22% lower than the second quarter of 2015. Approximately 80% of the Gibraltar Mine's costs are Canadian dollar denominated and therefore, fluctuations in the Canadian dollar/US dollar exchange rate can have a significant effect on our operating results and unit production costs, which are reported in US dollars per pound.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

FINANCIAL PERFORMANCE

Earnings

The Company realized a loss from mining operations before depletion and amortization of $3.2 million for the three month period ended June 30, 2016 compared to earnings from mining operations before depletion and amortization of $26.3 million for the same prior period in 2015. The lower earnings were a result of the decline in copper prices and lower copper production.

The Company realized a net loss of $19.4 million ($0.09 loss per share) for the three months ended June 30, 2016, compared to net income of $4.0 million ($0.02 earnings per share) for the same period in 2015. The change was primarily due to reduced earnings from mine operations as a result of lower copper prices and production.

The Company realized a net loss of $20.9 million ($0.09 loss per share) for the six months ended June 30, 2016, compared to a net loss $21.2 million ($0.10 loss per share) for the same prior period in 2015. The change in net loss in the current six month period was primarily due to the loss from mining operations, partially offset by an unrealized foreign exchange gain on the Company’s US dollar denominated debt.

Included in net earnings (loss) are a number of items that management believes require adjustment in order to better measure the underlying performance of the business. The following items have been adjusted as management believes they are not indicative of a realized economic gain/loss or the underlying performance of the business in the period:

	Three months ended			Six months ended
	June 30,			June 30,
(Cdn$ in thousands)	2016	2015	Change	2016	2015	Change
Net earnings (loss)	(19,384)	4,017	(23,401)	(20,899)	(21,189)	290
Unrealized loss on derivatives	290	490	(200)	991	2,241	(1,250)
Unrealized foreign exchange (gain) loss	(2,052)	(3,047)	995	(21,677)	18,422	(40,099)
Other non-recurring expenses	1,978	-	1,978	5,408	-	5,408
Estimated tax effect of adjustments	(590)	141	(731)	(1,664)	(307)	(1,357)
Adjusted net earnings (loss) *	(19,758)	1,601	(21,359)	(37,841)	(833)	(37,008)

*Non-GAAP performance measure. See page 19 of this MD&A

Unrealized gains/losses on derivatives can vary materially each period and have a significant impact on earnings.

In the three and six months ended June 30, 2016, the Canadian dollar strengthened in comparison to the prior period ends resulting in an unrealized foreign exchange gain of $2.1 million and $21.7 million, respectively. The unrealized foreign exchange gains were primarily driven by the translation of the Company’s US dollar denominated debt.

Other non-recurring expenses relates to other financing costs and the special shareholder meeting costs. For the six month period ended June 30, 2016, the Company has incurred total costs of approximately $4.8 million on legal and other advisory costs associated with the special shareholder meeting, the proxy contest and related litigation.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Revenues
	Three months ended			Six months ended
	June 30,			June 30,
(Cdn$ in thousands)	2016	2015	Change	2016	2015	Change
Copper in concentrate	59,929	98,905	(38,976)	123,510	157,568	(34,058)
Copper cathode	-	1,099	(1,099)	-	969	(969)
Total copper revenue	59,929	100,004	(40,075)	123,510	158,537	(35,027)
Molybdenum concentrate	-	2,212	(2,212)	-	4,810	(4,810)
Silver contained in copper concentrate	926	1,035	(109)	1,842	1,739	103
Total gross revenue	60,855	103,251	(42,396)	125,352	165,086	(39,734)
Less: treatment and refining costs	(5,765)	(10,497)	4,732	(12,079)	(17,267)	5,188
Revenue	55,090	92,754	(37,664)	113,273	147,819	(34,546)

(thousands of pounds, unless otherwise noted)
Copper in concentrate *	21,921	30,274	(8,353)	43,957	48,649	(4,692)
Copper cathode	-	332	(332)	-	332	(332)
Total copper sales	21,921	30,606	(8,685)	43,957	48,981	(5,024)
Average realized copper price (US$ per pound)	2.13	2.66	(0.53)	2.13	2.63	(0.50)
Average LME copper price (US$ per pound)	2.15	2.74	(0.59)	2.13	2.69	(0.56)
Average exchange rate (US$/CAD)	1.29	1.23	0.06	1.33	1.24	0.09

* This amount includes a net smelter payable deduction of approximately 3.5% to derive net pounds of copper sold.

Copper revenues for the first three and six months of 2016 decreased by $40.1 million and $35.0 million, respectively, compared to the same periods in 2015, primarily due to the decrease in copper sales and lower realized copper prices. The Company’s average realized copper price for the three and six months ended June 30, 2016 are in line with the LME copper price average for the same periods.

The decrease in the US dollar realized price of copper was partially offset by the weakening of the Canadian dollar in the first half of 2016. During the three and six months ended June 30, 2016, revenues include $0.4 million and $0.6 million, respectively, of unfavorable adjustments to provisionally priced copper concentrate.

There was no molybdenum revenue for the first half of 2016 due to the idling of the molybdenum circuit in the third quarter of 2015.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Cost of sales
	Three months ended			Six months ended
	June 30,			June 30,
(Cdn$ in thousands)	2016	2015	Change	2016	2015	Change
Site operating costs	52,409	59,595	(7,186)	106,216	115,775	(9,559)
Transportation costs	4,012	5,239	(1,227)	7,605	8,856	(1,251)
Changes in inventories of finished goods and ore stockpiles	1,833	1,653	180	2,920	(5,408)	8,328
Production costs	58,254	66,487	(8,233)	116,741	119,223	(2,482)
Depletion and amortization	14,138	12,257	1,881	27,648	22,565	5,083
Cost of sales	72,392	78,744	(6,352)	144,389	141,788	2,601
Site operating costs per ton milled*	$9.67	$9.89	($0.22)	$9.63	$9.78	($0.15)

*Non-GAAP performance measure. See page 19 of this MD&A

Site operating costs in the three and six months ended June 30, 2016 decreased by 12% and 8%, respectively, from the same periods in 2015, due to cost control initiatives which were implemented during 2015, including the mine plan modifications, workforce reductions and vendor initiatives.

Depletion and amortization in the three and six months ended June 30, 2016 increased by 15% and 23%, respectively, from the same periods in 2015, primarily due to the amortization of capitalized stripping costs. Copper production also factors into the amortization charge being recognized in the respective periods.

Other operating expenses (income)

	Three months ended			Six months ended
	June 30,			June 30,
(Cdn$ in thousands)	2016	2015	Change	2016	2015	Change
General and administrative	3,030	3,379	(349)	6,851	7,952	(1,101)
Share-based compensation	385	1,104	(719)	1,993	1,274	719
Exploration and evaluation	590	271	319	1,249	535	714
Realized (gain) loss on derivative instruments	513	283	230	1,004	(13,253)	14,257
Unrealized loss on derivative instruments	290	490	(200)	991	2,241	(1,250)
Other (income) expenses:
Special shareholder meeting costs	1,978	-	1,978	4,792	-	4,792
Other financing costs	-	-	-	616	-	616
Other (income) expenses	(256)	(594)	338	(749)	(865)	116
	6,530	4,933	1,597	16,747	(2,116)	18,863

General and administrative costs have decreased for the three and six months ended June 30, 2016 compared to the same periods in 2015, primarily due to the Company’s cost reduction initiatives.

Share-based compensation decreased for the second quarter of 2016 compared to the second quarter of 2015, primarily due to the timing of grants of share-based compensation to directors, executives and employees. More information is set out in Note 14 of the June 30, 2016 unaudited condensed consolidated interim financial statements.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Exploration and evaluation costs for the three and six months ended June 30, 2016, represent costs associated with the New Prosperity and Aley projects.

During the three and six ended June 30, 2016, the Company recognized realized losses of $0.5 million and $1.0 million, respectively, from the copper put options that settled out-of-the-money. During the first quarter of 2015, the Company recognized a realized gain of $13.5 million from the copper put options that settled in-the-money and from the sale of copper put options that were scheduled to mature between February and June 2015. The realized gain was netted against a realized loss from options that settled during the second quarter of 2015.

Other expenses have increased for the three and six months ended June 30, 2016 compared to the same prior periods in 2015. The increase relates to legal and other advisory costs associated with the special shareholder meeting, the proxy contest and related litigation, and other non-recurring financing costs.

Finance income and expenses

Finance expenses for the three and six months ended June 30, 2016 increased by $0.9 million and $1.4 million, respectively, compared to the same periods in 2015, due primarily to the stronger US dollar and the related impact on the value of the US dollar denominated interest payments.

Finance income is primarily comprised of income earned on the reclamation deposits.

Income tax

	Three months ended			Six months ended
	June 30,			June 30,
(Cdn$ in thousands)	2016	2015	Change	2016	2015	Change
Current (recovery) expense	-	454	(454)	-	454	(454)
Deferred (recovery) expense	(9,944)	1,987	(11,931)	(19,244)	(1,048)	(18,196)
	(9,944)	2,441	(12,385)	(19,244)	(594)	(18,650)
Effective tax rate	33.9%	37.8%	(3.9% )	47.9%	2.7%	45.2%
Canadian statutory rate	26%	26%	-	26%	26%	-
B.C. Mineral tax rate	9.62%	9.62%	-	9.62%	9.62%	-

The effective tax rate for the three and six months ended June 30, 2016 was 33.9% and 47.9%, respectively, compared to the statutory rate of 35.6% . The difference is a result of permanent differences related to non-deductible share-based compensation and expenditures incurred that are not deductible for B.C. Mineral tax, and the partial reversal of the previously unrecognized tax benefits related to foreign exchange.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

FINANCIAL CONDITION REVIEW

Balance sheet review

	As at June 30,	As at December 31,
(Cdn$ in thousands)	2016	2015	Change
Cash and equivalents	89,247	76,021	13,226
Other current assets	52,572	57,039	(4,467)
Property, plant and equipment	780,484	794,758	(14,274)
Other non-current assets	62,460	62,376	84
Total assets	984,763	990,194	(5,431)
Current liabilities	54,224	95,451	(41,227)
Long-term debt	359,077	305,401	53,676
Other liabilities	226,182	219,002	7,180
Total liabilities	639,483	619,854	19,629
Equity	345,280	370,340	(25,060)
Working capital	87,595	37,609	49,986
Net debt	287,335	289,181	(1,846)
Total common shares outstanding (millions)	221.8	221.8	-

The Company’s asset base is comprised principally of non-current assets, including property, plant and equipment, reflecting the capital intensive nature of the mining business. The current assets include cash, accounts receivable, other financial assets and inventories (supplies and production inventories), along with prepaid expenses and deposits. Production inventories, accounts receivable and cash balances fluctuate in relation to shipping and cash settlement schedules.

Total liabilities increased from $619.9 million at December 31, 2015 to $639.5 million as at June 30, 2016. Current liabilities decreased by $41.2 million, mainly due to the repayment of the senior secured loan with RK Mine Finance Trust on February 1, 2016, using the proceeds from the new secured credit facility. The long-term debt increased by $53.7 million, due to the proceeds on the new secured credit facility, partially offset by foreign exchange adjustments on the Company’s US dollar denominated debt.

Other liabilities increased to $226.2 million mainly due to derivative liabilities associated with the new credit facility and the provision for environmental rehabilitation (“PER”), partially offset by a decrease in deferred tax liability.

The change in the fair value of the PER is driven by changes in inflation and discounts rates during the first half of 2016. The Bank of Canada long-term benchmark bond rate used as a proxy for long-term discount rates decreased to 1.72% at June 30, 2016 from the 2.15% level at December 31, 2015. Given the long time frame over which environmental rehabilitation expenditures are expected to be incurred (over 100 years), the carrying value of the provision and asset are very sensitive to changes in discount rates.

As at July 26, 2016, there were 221,835,638 common shares outstanding. In addition, there were 12,155,000 director and employee stock options and 4,000,000 warrants outstanding at July 26, 2016. More information on these instruments and the terms of their exercise is set out in Notes 12(b) and 14 of the June 30, 2016 unaudited condensed consolidated interim financial statements.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Liquidity, cash flow and capital resources

At June 30, 2016, the Company had cash and equivalents of $89.2 million, a $13.2 million increase over the $76.0 million reported at December 31, 2015. The Company maintained a strategy of retaining significant liquidity to fund operations and to reflect the capital intensive nature of the business.

Cash flow used by operations during the second quarter of 2016 was $4.2 million compared to $35.2 million cash flow provided in the second quarter of 2015. Cash flow used by operations in the second quarter of 2016 includes the benefit of $3.6 million relating to BC Hydro’s five-year power rate deferral program for BC mines. This deferral program allows qualifying mines to defer up to 75% of their electricity costs over the two years of the program.

Changes in non-cash working capital items resulted in cash provided of $1.3 million compared to $11.5 million provided in the second quarter of 2015, due mainly to the changes in levels of accounts receivable, accounts payable, and the income tax refunds in the prior year.

Cash used for investing activities during the second quarter of 2016 was $4.3 million compared to $4.7 million used in the second quarter of 2015. Investing activities in the second quarter of 2016 included $1.1 million incurred on capital expenditures for Gibraltar, $2.0 million for capitalized stripping costs, and $1.3 million in developments costs for the Florence and Aley projects, partially offset by the $0.1 million in proceeds from settlement of copper put options.

Cash provided by financing activities during the second quarter of 2016 includes $47.2 million in proceeds from draw down of the secured credit facility, partially offset by debt repayment, interest paid and financing costs totaling $16.1 million.

Future changes in copper and molybdenum market prices could impact the timing and amount of cash available for future investment in capital projects and/or other uses of capital. To partially mitigate these risks, copper put options are entered into for a portion of our share of Gibraltar copper production. In addition to operating cash flows generated by the Gibraltar mine, alternate sources of funding for future capital or other liquidity needs may include strategic partnerships and debt or equity financings. These alternatives are regularly evaluated to determine the optimal mix of capital resources to address capital needs and to minimize the weighted average cost of capital.

Debt financings

In April 2011, the Company completed a public offering of US$200 million in senior unsecured notes (the “Notes”). The Notes mature on April 15, 2019, and bear interest at a fixed annual rate of 7.75%, payable semi-annually. The Notes are unsecured obligations guaranteed by the Company’s subsidiaries and the subsidiary guarantees are, in turn, guaranteed by the Company. After April 15, 2016, the Notes are redeemable by the Company at a price equal to 101.938%, and the redemption price declines to 100% in April 2017. The Notes are also repayable upon a change of control at a price of 101%. There are no maintenance covenants with respect to the Company's financial performance. However, the Company is subject to certain restrictions on asset sales, incurrence of additional indebtedness, issuance of preferred stock, dividends and other restricted payments.

As a result of the Curis acquisition in 2014, the Company assumed Curis’s senior secured loan agreement with RK Mine Finance Trust I (“Red Kite”). Interest on the loan was capitalized quarterly at a rate of 11% per annum. The loan could be prepaid at any time without penalty, and was otherwise repayable at maturity on May 31, 2016. The loan had been guaranteed by the Company and was secured against the assets of Curis, including its interest in the Florence Copper project. The total loan balance, including accrued interest, in the amount of US$31.2 million was repaid on February 1, 2016.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

On January 29, 2016, the Company entered into a US$70 million Senior Secured Credit Facility Agreement (the “Credit Facility”) with an affiliate of Red Kite. The Credit Facility consists of an initial tranche of US$33.2 million which has been used to repay the Company’s existing secured loan with Red Kite, and the remaining is available to the Company for general corporate purposes. Amounts drawn under the Credit Facility will accrue interest at a rate of Libor plus 7.5% (subject to a minimum Libor of 1%), with principal and all accrued interest due at maturity. The Credit Facility matures on March 29, 2019, as the Company exercised its option and paid an extension fee in June 2016. The Credit Facility was subject to an up-front arrangement fee of 2.5% payable by Taseko but there are no standby or commitment fees on the undrawn portion of the facility. The Credit Facility is repayable without penalty at any time and does not impose any off-take obligations on the Company. The Credit Facility is secured by a first priority charge over Taseko’s assets, including the Company’s 75% joint venture interest in the Gibraltar Mine, shares in all material subsidiaries and the Florence Copper Project assets. The availability of the Credit Facility is subject to conditions and covenants, including maintenance of a minimum working capital balance of US$20 million.

In connection with the Credit Facility, the Company has issued a call option to Red Kite for 7,500 mt of copper (“Copper Call Option”). The Copper Call Option strike price is US$2.04 per pound and payment will be made by Taseko in March of 2019 based on the average copper price during the month of March 2019 (subject to a maximum amount of US$15 million). The Company has also issued warrants that allow Red Kite to acquire 4 million common shares of the Company. The warrants have an exercise price of C$0.51 per common share and are exercisable at any time until May 9, 2019.

In the second quarter of 2016, the Company drew additional loan proceeds of $47 million (US$36.8 million) of the available Credit Facility. As of June 30, 2016, the Credit Facility has been fully drawn down.

As at June 30, 2016 and the date of this MD&A, the Company is in compliance with all loan covenants.

Hedging strategy

The Company’s hedging strategy is to secure a minimum price for a portion of copper production using put options that are either purchased outright or funded by the sale of call options that are significantly out of the money. The amount and duration of the hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper price and quantity exposure are reviewed at least quarterly to ensure that adequate revenue protection is in place. Hedge positions are typically extended adding incremental quarters at established put strike prices to provide the necessary price protection.

Considerations on the cost of the hedging program include an assessment of Gibraltar’s estimated production costs, anticipated copper prices and the Company’s capital requirements during the relevant period. During the first half of 2016, the Company spent $0.9 million to purchase Copper put options. The following table shows the commodity contracts that were outstanding as at the date of this MD&A.

	Notional amount	Strike price	Term to maturity	Original cost
At July 26, 2016
Copper put options	10 million lbs	US$2.20	Q3 2016	$0.7 million

Commitments and contingencies Commitments

At June 30, 2016, the Company’s share of operating commitments totalled $17.0 million and outstanding capital commitments of $0.2 million.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Contingencies

The Company has guaranteed 100% of certain capital lease and equipment loans entered into by the Gibraltar joint venture in which it holds a 75% interest. As at June 30, 2016, this debt totaled $39.9 million on a 75% basis.

SUMMARY OF QUARTERLY RESULTS

	2016		2015				2014
(Cdn$ in thousands,
except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	55,090	58,183	61,412	80,067	92,754	55,065	58,270	87,362
Net earnings (loss)	(19,384)	(1,515)	(23,441)	(17,722)	4,017	(25,206)	(26,427)	(20,937)
Basic EPS	(0.09)	(0.01)	(0.10)	(0.08)	0.02	(0.11)	(0.13)	(0.11)
Adjusted net earnings (loss) *	(19,758	(18,083)	(13,112)	(1,586)	1,601	(2,434)	(20,983)	(11,221)
Adjusted basic EPS *	(0.09)	(0.08)	(0.06)	(0.01)	0.01	(0.01)	(0.10)	(0.06)
EBITDA *	(7,858)	11,002	(9,162)	3,395	25,959	(11,996)	(13,397)	(7,148)
Adjusted EBITDA *	(7,642)	(4,492)	1,415	19,514	23,402	11,224	(8,355)	2,385

(US$ per pound, except where indicated)
Realized copper price *	2.13	2.12	2.01	2.26	2.66	2.57	2.82	3.07
Total operating costs *	2.07	2.11	1.85	1.76	1.97	2.39	2.77	2.75
Copper sales (million pounds)	22.8	22.9	25.0	30.4	30.6	19.1	19.6	26.0

*Non-GAAP performance measure. See page 19 of this MD&A

Financial results for the last eight quarters reflect: volatile copper prices and foreign exchange rates that impact realized sale prices; and variability in the quarterly sales volumes due to timing of shipments which impacts revenue recognition.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's significant accounting policies are presented in Note 2.5 of the 2015 annual consolidated financial statements. The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In the process of applying the Company’s accounting policies, significant areas where judgment is required include the determination of a joint arrangement and recovery of other receivables.

Other significant areas of estimation include reserve and resource estimation and asset valuations; ore stock piles and finished inventory quantities; plant and equipment lives; tax provisions; provisions for environmental rehabilitation; valuation of financial instruments and derivatives; deferred stripping costs and share-based compensation. Key estimates and assumptions made by management with respect to these areas have been disclosed in the notes to these consolidated financial statements as appropriate.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

The accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, and may be subject to revision based on various factors. Changes in reserve and resource estimates may impact the carrying value of property, plant and equipment; the calculation of depreciation expense; the capitalization of stripping costs incurred during production; and the timing of cash flows related to the provision for environmental rehabilitation.

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change the economic status of reserves and resources. Forecast prices of commodities, exchange rates, production costs and recovery rates, and discount rates assumptions, either individually or collectively, may impact the carrying value of derivative financial instruments, inventories, property, plant and equipment, and intangibles, as well as the measurement of impairment charges or reversals.

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures.

The Company’s internal control system over financial reporting is designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that:

(1)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s internal control system over disclosure controls and procedures is designed to provide reasonable assurance that material information relating to the Company is made known to management and disclosed to others and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial reporting and disclosure.

There have been no changes in our internal controls over financial reporting and disclosure controls and procedures during the period ended June 30, 2016 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting and disclosure.

RELATED PARTY TRANSACTIONS

Key management personnel

Key management personnel include the members of the Board of Directors and executive officers of the Company.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

The Company contributes to a post-employment defined contribution pension plan on the behalf of certain key management personnel. This retirement compensation arrangement (“RCA Trust”) was established to provide benefits to certain executive officers on or after retirement in recognition of their long service. Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under the RCA Trust. Obligations for contributions to the defined contribution pension plan are recognized as compensation expense in the periods during which services are rendered by the executive officers.

Certain executive officers are entitled to termination and change in control benefits. In the event of termination without cause, other than a change in control, these executive officers are entitled to an amount ranging from 9-months’ to 18-months’ salary. In the event of a change in control, if a termination without cause or a resignation occurs within 12 months following the change of control, these executive officers are entitled to receive, among other things, an amount ranging from 24-months’ to 32-months’ salary and accrued bonus, and all stock options held by these individuals will fully vest.

Executive officers and directors also participate in the Company’s share option program (refer to Note 14 of the unaudited condensed consolidated interim financial statements).

During the three and six month periods ended June 30, 2016, the Company incurred total compensation expenses of $2.0 million and $6.0 million respectively for its key management personnel compared to $1.9 million and $4.3 million in the corresponding prior year periods.

Other related parties

Three directors of the Company are also principals of Hunter Dickinson Services Inc. ("HDSI"), a private company. HDSI invoices the Company for their executive services (director fees) and for other services provided by HDSI. The terms and conditions of the transactions are similar to, or more favorable than, transactions conducted on an arm’s length basis.

During the second quarter of 2016, the Company incurred total costs of $0.4 million (2015 - $0.6 million) in transactions with HDSI. Of these, $0.2 million (2015 - $0.2 million) related to administrative, legal, exploration and tax services, $0.2 million related to reimbursements of office rent costs (2015 - $0.1 million), and $0.1 million (2015 - $0.1 million) related to director fees for two Taseko directors who are also principals of HDSI. In the second quarter of 2015, the Company also incurred costs of $0.1 million through HDSI related to compensation of Taseko’s CEO who is also a principal of HDSI.

Under the terms of the joint venture operating agreement, the Gibraltar Joint Venture pays the Company a management fee for services rendered by the Company as operator of the Gibraltar mine. In addition, the Company pays certain expenses on behalf of the Gibraltar Joint Venture and invoices the Joint Venture for these expenses.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total operating costs and site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as transportation costs. Site operating costs is calculated by removing net changes in inventory and depletion and amortization and transportation costs from cost of sales. Site operating costs, net of by-product credits is calculated by removing by-product credits from the site operating costs. Site operating costs, net of by-product credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by the copper pounds produced. Byproduct credits are calculated based on actual sales of molybdenum and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

	Three Months ended		Six Months ended
	June 30,		June 30,
(Cdn$ in thousands, unless otherwise indicated) –
75% basis	2016	2015	2016	2015
Cost of sales	72,392	78,744	144,389	141,788
Less:
Depletion and amortization	(14,138)	(12,257)	(27,648)	(22,565)
Net change in inventory	(1,833)	(1,653)	(2,920)	5,408
Transportation costs	(4,012)	(5,239)	(7,605)	(8,856)
Site operating costs	52,409	59,595	106,216	115,775
Less by-product credits:
Molybdenum	-	(2,212)	-	(4,810)
Silver	(926)	(1,035)	(1,842)	(1,739)
Site operating costs, net of by-product credits	51,483	56,348	104,374	109,226
Total copper produced (thousand pounds)	22,973	29,857	44,588	51,130
Total costs per pound produced	2.24	1.89	2.34	2.14
Average exchange rate for the period (CAD/USD)	1.29	1.23	1.33	1.24
Site operating costs, net of by-product credits (US$ per pound)	1.74	1.54	1.76	1.73
Site operating costs, net of by-product credits	51,483	56,348	104,374	109,226
Add off-property costs:
Treatment and refining costs	5,765	10,497	12,079	17,267
Transportation costs	4,012	5,239	7,605	8,856
Total operating costs	61,260	72,084	124,058	135,349
Total operating costs (C1) (US$ per pound)	2.07	1.97	2.09	2.14

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Adjusted net earnings (loss)

Adjusted net earnings (loss) remove the effect of the following transactions from net earnings as reported under IFRS:

•	Unrealized gains/losses on derivative instruments;
•	Unrealized foreign currency gains/losses; and
•	Non-recurring transactions, including non-recurring tax adjustments.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended		Six months ended
	June 30,		June 30,
($ in thousands, except per share amounts)	2016	2015	2016	2015
Net earnings (loss)	(19,384)	4,017	(20,899)	(21,189)
Unrealized loss on derivatives	290	490	991	2,241
Unrealized foreign exchange (gain) loss	(2,052)	(3,047)	(21,677)	18,422
Other non-recurring expenses*	1,978	-	5,408	-
Estimated tax effect of adjustments	(590)	141	(1,664)	(307)
Adjusted net earnings (loss)	(19,758)	1,601	(37,841)	(833)
Adjusted EPS	(0.09)	0.01	(0.17)	-

* Other non-recurring expenses includes legal and other advisory costs associated with the special shareholder meeting, the proxy contest and related litigation, and other non-recurring financing costs.

EBITDA and adjusted EBITDA

EBITDA represents net earnings before interest, income taxes, and depreciation. EBITDA is presented because it is an important supplemental measure of our performance and is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present EBITDA when reporting their results. Issuers of “high yield” securities also present EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations. The Company believes EBITDA is an appropriate supplemental measure of debt service capacity, because cash expenditures on interest are, by definition, available to pay interest, and tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up; depreciation is a non-cash charge.

Adjusted EBITDA is presented as a further supplemental measure of the Company’s performance and ability to service debt. Adjusted EBITDA is prepared by adjusting EBITDA to eliminate the impact of a number of items that are not considered indicative of ongoing operating performance.

Adjusted EBITDA is calculated by adding to EBITDA certain items of expense and deducting from EBITDA certain items of income that are not likely to recur or are not indicative of the Company’s future operating performance consisting of:

•	Unrealized gains/losses on derivative instruments;
•	Unrealized foreign exchange gains/losses; and
•	Non-recurring transactions.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

While some of the adjustments are recurring, other non-recurring expenses do not reflect the underlying performance of the Company’s core mining business and are not necessarily indicative of future results. Furthermore, unrealized gains/losses on derivative instruments, foreign currency translation gains/losses and changes in the fair value of financial instruments are not necessarily reflective of the underlying operating results for the reporting periods presented.

Three months ended Six months ended
	June 30,		June 30,
($ in thousands, except per share amounts)	2016	2015	2016	2015
Net earnings (loss)	(19,384)	4,017	(20,899)	(21,189)
Add:
Depletion and amortization	14,136	12,277	27,733	22,611
Amortization of stock-based compensation	406	1,144	2,047	1,350
Finance expense	7,180	6,247	14,015	12,609
Finance income	(252)	(167)	(508)	(824)
Income tax expense (recovery)	(9,944)	2,441	(19,244)	(594)
EBITDA	(7,858)	25,959	3,144	13,963
Adjustments:
Unrealized loss on derivative instruments	290	490	991	2,241
Unrealized foreign exchange (gain) loss	(2,052)	(3,047)	(21,677)	18,422
Other non-recurring expenses*	1,978	-	5,408	-
Adjusted EBITDA	(7,642)	23,402	(12,134)	34,626

* Other non-recurring expenses includes legal and other advisory costs associated with the special shareholder meeting, the proxy contest and related litigation, and other non-recurring financing costs.

Earnings from mining operations before depletion and amortization

Earnings from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company’s operations and financial position and it is meant to provide further information about the financial results to investors.

	Three months ended		Six months ended
	June 30,		June 30,
(Cdn$ in thousands, except per share amounts)	2016	2015	2016	2015
Earnings (loss) from mining operations	(17,302)	14,010	(31,116)	6,031
Add:
Depletion and amortization	14,138	12,257	27,648	22,565
Earnings (loss) from mining operations before
depletion and amortization	(3,164)	26,267	(3,468)	28,596

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Site operating costs per ton milled

	Three months ended		Six months ended
	June 30,		June 30,
(Cdn$ in thousands, except per share amounts)	2016	2015	2016	2015
Site operating costs (included in cost of sales)	52,409	59,595	106,216	115,775

Tons milled (thousands) (75% basis)	5,417	6,028	11,024	11,841
Site operating costs per ton milled	$9.67	$9.89	$9.63	$9.78